1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 25, 2017	By	/s/ Jin Qingbin
	Name:	Jin Qingbin
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

POSITIVE PROFIT ALERT FOR THE YEAR OF 2016

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. Estimated Results for this Period

1.	Period of estimated results

1 January 2016 to 31 December 2016

2.	Estimated results

Based on the preliminary calculation made by the finance department in accordance with the Chinese accounting standards, Yanzhou Coal Mining Company Limited (the “Company”) expects that the net profit attributable to shareholders of the Company will increase by approximately 120%-140% compared to the same period of last year.

3.	The above-mentioned estimated profit growth has not been audited by certified public accountants.

II. Results for the Same Period of Last Year (Calculated in accordance with the Chinese accounting standards)

1.	Net profit attributable to shareholders of the Company: RMB859.5 million

2.	Earnings per share: RMB0.17

III. Main Reasons for the Estimated Profit Growth for the Period

1.	Affected by the national structural reform on supply side, the reduction in production capacity of the coal industry and other policy factors, the market price of coal rose sharply which caused a substantial increase in the price of the Company’s saleable coal and significantly improved the profitability of the Company since the third quarter of 2016.

2.	Facing the fluctuation of the coal market, the Company seized the country’s policies of moderately increasing in investment of advanced production capacity and securing the stable supply of coal (“Policies”). The Company actively increased its productivity to the extent that is permissible under the Policies. In the meanwhile, the Company strengthened its internal measures to reduce costs and implemented the strategies to optimize the varieties of coal in order to achieve the profitability and efficiency.

IV. Other Matters

The above-mentioned estimated data only represents preliminary calculations. Detailed and exact financial data shall be subject to the audited 2016 annual report to be issued by the Company. Investors are advised to be aware of the investment risks.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

25 January 2017

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent nonexecutive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Jin Qingbin, Company Secretary

Tel: +86 537 538 2319

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC